Exhibit 99.1
Stellantis Reports Q1 2025 Net Revenues and Shipments
•Net revenues of €35.8 billion, down 14% compared to Q1 2024 primarily due to lower shipment volumes, as well as unfavorable mix and pricing
•Consolidated shipments(1) of 1,217 thousand units, down 9%, reflect lower North American production, a consequence of extended holiday downtime in January, product transition impacts and lower industry LCV volumes in Enlarged Europe
•Total new vehicle inventory of 1,210 thousand units (Company inventory of 333 thousand units) on March 31, 2025, broadly in line with December 31, 2024
•Commercial recovery actions included the launch of 3 all-new products and several updated nameplates in Q1 2025, contributing to increased EU30 market share compared to Q4 2024, and improvement in U.S. retail order volumes
•The Company is suspending its 2025 financial guidance due to tariff-related uncertainties
•The Company is highly engaged with policymakers on tariff policies, while taking action to reduce impacts
•Ordinary dividend of €0.68 per share was approved at AGM and will be distributed on May 5, 2025
•The process to appoint the new permanent Chief Executive Officer is well underway and will be concluded within the first half of 2025

"While Q1 2025 top-line results were below prior-year levels, other KPIs reflect early, initial progress on our commercial recovery efforts. North America is at a very early stage, with improvement in retail order intake, while we are seeing sequential improvement in EU30 market share. At the same time, the Company is benefiting from its diverse geographic footprint, as our "Third Engine"(2) regions delivered in Q1 2025 positive year-on-year growth in aggregate."
                                                     Doug Ostermann, CFO

Fiat Grande Panda Hybrid

RESULTS FROM CONTINUING OPERATIONS				SUSPENDING FY 2025 GUIDANCE Due to evolving tariff policies, as well as the difficulty predicting possible impacts on market volumes and the competitive landscape.
	Q1 2025	Q1 2024	Change

Combined shipments (000 units)	1,233	1,371	(10)%
Consolidated shipments (000 units)	1,217	1,335	(9)%
Net revenues (€ billion)	35.8	41.7	(14)%
____________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.

Refer to page 5 for an explanation of the items referenced on this page

AMSTERDAM, April 30, 2025 - Stellantis N.V. announced its Q1 2025 revenues and shipments today, reporting Net revenues of €35.8 billion, a 14% decrease compared to Q1 2024. This decline was primarily due to lower volume, adverse regional mix and price normalization. For the three months ending March 31, 2025, consolidated shipments were 1,217 thousand units, a 9% decrease versus the same period in 2024. The reduction in shipments was mainly due to lower production in North America, resulting from an extended holiday downtime in January, as well as impacts of product transitions and decreased LCV volumes in Enlarged Europe.
Update on Commercial Recovery Actions
•During Q1 2025, the Company launched 3 all-new products planned for 2025: the all-new Fiat Grande Panda, Opel/Vauxhall Frontera and Citroën C3 Aircross. Additionally, the refreshed Opel/Vauxhall Mokka, Ram 2500 HD and Ram 3500 HD went on sale.
•Market share in EU30 of 17.3% in Q1 2025, rose by 1.9 percentage points compared to Q4 2024, benefiting from continued ramp-up and expanding availability of the Citroën C3/ëC3, Peugeot 5008 and Opel/Vauxhall Grandland, which launched in late 2024. The introduction of the Citroën C3 Aircross, Opel/Vauxhall Frontera and Fiat Grande Panda during Q1 2025 provides opportunities to increase shipments of B-segment vehicles in upcoming periods. Also, in Q1 2025, Stellantis became the leader in the hybrid segment and regained the second position in the BEV market with market shares of 15.5% and 13.0%, respectively.
•In the U.S., stabilization of retail share with a >10% y-o-y retail sales increase in the Jeep® Grand Cherokee and Compass, as well as the Ram 1500 and 2500. Further progress is expected from the expanded availability of specific light-duty truck trim levels, the successful launch of refreshed heavy-duty trucks, and enhanced sales and marketing efforts. In March 2025, new retail orders rose 82% compared to March 2024, hitting their highest monthly level since June 2023.
•Continued strong revenue dynamics from the Third Engine(2). In South America, the Company maintained its leading position, with market share of 23.8%, an increase of 1.5 percentage points from Q4 2024, due to the improvement of Stellantis' brands performance in Brazil, Chile and especially Argentina where the market is recovering following the easing of import restrictions. The Middle East & Africa region, while facing import restrictions in some countries, continues to focus on its localization efforts that are expected to enable improved volumes in several markets in the mid-term.
Responding to tariff actions to safeguard the Company
•Protecting the Company while engaging extensively with relevant governments to facilitate informed implementation and evolution of policies. At the same time, management is taking action to adjust production plans, and identifying opportunities for improved sourcing.
Innovations driving the Company forward
•Introduction of STLA AutoDrive 1.0, Stellantis' proprietary automated driving system, delivers Hands-Free and Eyes-Off (SAE Level 3) functionality. AutoDrive supports automated driving at speeds up to 60 km/h (37 mph) and is a crucial component of Stellantis’ technology strategy alongside STLA Brain and STLA SmartCockpit, advancing vehicle intelligence, automation and user experience.
•Stellantis and Mistral AI strengthened their strategic partnership to enhance vehicle development and manufacturing and customers' in-car experience, including the development of an AI-powered in-car assistant that allows drivers to interact with their vehicles using natural language.
UPCOMING EVENTS:
First Half 2025 Results - July 24, 2025; Third Quarter Shipments & Revenues - October 30, 2025
On April 30, 2025, at 1:00 p.m. CEST / 7:00 a.m. EDT, a live webcast and conference call will be held to present Stellantis' First Quarter 2025 Shipments and Revenues, with the presentation expected to be posted at approximately 8:00 a.m. CEST / 2:00 a.m. EDT. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website (www.stellantis.com).

About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.
Refer to page 5 for an explanation of the items referenced on this page and market and industry information

SEGMENT PERFORMANCE

NORTH AMERICA
	Q1 2025	Q1 2024	Change
•Shipments down 20%, reflecting lower Jan production, a consequence of extended holiday downtime, initial ramp up of updated 2025 Ram HD trucks and continued gaps from discontinued models
•Net revenues down 25%, primarily due to lower volumes and mix, as well as negative net pricing from increased incentives

Shipments (000s)	325	407	(82)
Net revenues (€ million)	14,416	19,291	(4,875)

ENLARGED EUROPE
	Q1 2025	Q1 2024	Change
•Shipments down 8%, mostly due to transition gaps in certain A and B-segment vehicles replacing prior-generation products discontinued at the end of H1 2024, as well as a decline in LCV volumes
•Net revenues down 3%, due to lower shipment volumes and increased incentives, partially offset by positive nameplate and energy mix impacts

Shipments (000s)	567	615	(48)
Net revenues (€ million)	13,565	14,051	(486)

MIDDLE EAST & AFRICA
	Q1 2025	Q1 2024	Change
•Consolidated shipments down 15%, mostly driven by the impact of import restrictions in some countries
•Net revenues down 15%, due to lower volumes and translation effects mainly related to the Turkish Lira, partially offset by positive pricing and market mix impacts

Combined shipments (000s)(1)	116	154	(38)
Consolidated shipments (000s)(1)	100	118	(18)
Net revenues (€ million)	2,280	2,687	(407)

SOUTH AMERICA
	Q1 2025	Q1 2024	Change
•Shipments up 19%, maintained >23% market share in South America while benefiting from higher industry volumes, especially in Brazil and Argentina
•Net revenues up 6%, primarily due to increased volumes and positive mix, partially offset by negative translation effects from Brazilian Real and Argentine Peso

Shipments (000s)	211	177	+34
Net revenues (€ million)	3,678	3,466	+212

CHINA AND INDIA & ASIA PACIFIC
	Q1 2025	Q1 2024	Change
•Consolidated shipments down 20%, driven by continued pressure in the region and an increased focus on reducing current inventory stock levels in China
•Net revenues down 15%, due to lower shipment volumes, partially offset by higher market mix in Australia, New Zealand and South Korea.

Combined shipments (000s)(1)	12	15	(3)
Consolidated shipments (000s)(1)	12	15	(3)
Net revenues (€ million)	447	525	(78)

MASERATI
	Q1 2025	Q1 2024	Change
•Shipments down 48%, mainly due to reduced demand as well as significantly reduced product portfolio
•Net revenues down 50%, primarily due to lower volumes as well as pricing actions to help reduce and reposition North America inventory

Shipments (000s)	1.7	3.3	(1.6)
Net revenues (€ million)	157	313	(156)

Refer to page 5 for an explanation of the items referenced on this page and market and industry information

Reconciliations
Net revenues from external customers to Net revenues

2025	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		14,416	13,522	2,274	3,667	446	157	1,331	35,813
Net revenues from transactions with other segments		—	43	6	11	1	—	(61)	—
Net revenues		14,416	13,565	2,280	3,678	447	157	1,270	35,813
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

2024	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		19,290	13,985	2,687	3,476	524	312	1,423	41,697
Net revenues from transactions with other segments		1	66	—	(10)	1	1	(59)	—
Net revenues		19,291	14,051	2,687	3,466	525	313	1,364	41,697
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

NOTES
(1) Combined shipments include shipments by the Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by the Company's consolidated subsidiaries. This includes the vehicles produced by our joint ventures and associates (including Leapmotor) which are distributed by our consolidated subsidiaries. In addition to the volumes included in consolidated shipments, combined shipments also includes the vehicles distributed by our joint ventures (such as Tofas). Figures by segments may not add up due to rounding.
(2) Refers to the aggregation of the South America, Middle East & Africa and China and India & Asia Pacific segments for presentation purposes only.

Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), S&P Global, Ward’s Automotive) and internal information unless otherwise stated.

For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:
•Enlarged Europe excludes Russia and Belarus. From 2025, this includes Israel and Palestine (prior periods have not been restated);
•Middle East & Africa excludes Iran, Sudan and Syria. From 2025, this excludes Israel and Palestine (prior periods have not been restated);
•South America excludes Cuba;
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only and includes licensed sales from DPCA; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.

Prior period figures have been updated to reflect current information provided by third-party industry sources.

EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.

Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV), range-extender electric vehicle (REEV) and fuel cell electric (FCEV) vehicles.

All Stellantis reported BEV and LEV sales include Citroën Ami, Opel Rocks-e and Fiat Topolino; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.

Adjusted operating income/(loss) margin is calculated as Adjusted operating income/(loss) divided by Net revenues.

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2025 Guidance”, contains forward looking statements. Statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; the Company’s ability to attract and retain experienced management and employees; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification and accurately predict the market demand for electrified vehicles; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.